Filed by Jupiter Saturn Holding Company

Pursuant to Rule 424(b)(3)

Registration No. 333-161705

SUPPLEMENT, DATED DECEMBER 14, 2009

(to Joint Proxy Statement/Prospectus dated November 9, 2009)

ABOUT THIS DOCUMENT

This document supplements and updates certain information contained in the joint proxy statement/prospectus, dated November 9, 2009, that was sent to stockholders of Watson Wyatt Worldwide, Inc. (“Watson Wyatt”) and Towers, Perrin, Forster & Crosby, Inc. (“Towers Perrin”) to consider and vote on the approval and adoption of the Agreement and Plan of Merger, dated as of June 26, 2009, as amended (the “Merger Agreement”), by and among Watson Wyatt, Towers Perrin, Jupiter Saturn Holding Company, Jupiter Saturn Delaware Inc. and Jupiter Saturn Pennsylvania Inc.

UPDATED RISK FACTOR

Towers Perrin is a defendant in a putative class action lawsuit.

On November 5, 2009, Towers Perrin, members of its board of directors, and certain members of senior management were named as defendants in a putative class action filed in the United States District Court for the Eastern District of Pennsylvania. The plaintiffs in the action—Alan H. Dugan, Ronald P. Giesinger, Marvin H. Greene, John G. Kneen, John T. Lynch, Bruce R. Pittenger, J. Russell Southworth, C. Roland Stichweh, Jacobus J. Van de Graaf and John C. Von Hagen—are former members of the firm’s senior management, who voluntarily retired from Towers Perrin at various times between 1995 and 2000. Pursuant to the corporation’s bylaws as then in effect, the Towers Perrin shares held by each of these plaintiffs were redeemed by Towers Perrin at book value upon their retirement. The plaintiffs purport to sue on behalf of themselves and a class of former Towers Perrin shareholders who separated from service on or after January 1, 1971, whose shares were redeemed upon retirement, and who otherwise meet certain specified criteria. The complaint alleges that by agreeing to sell their shares back to Towers Perrin at book value upon retirement, the plaintiffs and other members of the putative class relied upon a commitment that Towers Perrin would remain privately owned in perpetuity, which commitment, they allege, will be violated by the consummation of the merger. The complaint asserts claims for breach of contract, breach of express trust, breach of fiduciary duty, promissory estoppel, quasi-contract/unjust enrichment, and constructive trust, and seeks equitable relief including an accounting, disgorgement, rescission and/or restitution, and the imposition of a constructive trust. Although the complaint does not contain a quantification of the damages sought, plaintiffs settlement demand, which was orally communicated on December 8, 2009 and later in writing on December 9, 2009, sought a payment of $800 million to settle the action on behalf of the entire class as defined in the complaint, and requested that the settlement demand be communicated to Watson Wyatt. Towers Perrin believes the claims are without merit and intends to vigorously defend the action. Towers Perrin and/or Towers Watson could incur significant costs defending against this claim. The outcome of this legal proceeding is inherently uncertain and could be unfavorable to Towers Perrin and/or Towers Watson.

FORWARD-LOOKING STATEMENTS

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements regarding the legal proceeding brought by former Towers Perrin stockholders, the merits of such claims, the outcome of this legal proceeding and the potential costs to defend it. Such statements are based upon the current beliefs and expectations of Towers Perrin’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature. None of Jupiter Saturn Holding Company, Towers Perrin or Watson Wyatt undertakes an obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise.